UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 20, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

20 May 2015

CSR plc (“CSR”)

CSR plc: AGM Trading Statement and Regulatory Update

CSR plc (LSE: CSR; NASDAQ: CSRE) issues the following trading statement which is being released to coincide with the holding of its Annual General Meeting which will be held today at noon at 1 John Carpenter Street, London, EC4Y 0JP.

Trading for the first quarter ended 27 March 2015 was in line with management expectations and the outlook for trading for the second quarter and first half year 2015 is also in line with management expectations.

Completion of the acquisition of CSR by Qualcomm Global Trading Pte. Ltd., an indirect wholly owned subsidiary of Qualcomm Incorporated, remains subject to clearance by the competition authorities in China (the Ministry of Commerce of the People’s Republic of China), and satisfaction (or, where applicable, waiver) of the other Conditions set out in the Scheme Document.

Approval has previously been granted by the US Federal Trade Commission, the German Federal Cartel Office, the Korea Fair Trade Commission and the Japan Fair Trade Commission. The Taiwan Fair Trade Commission determined not to exercise its jurisdiction over the transaction.

The acquisition continues to be expected to close by late summer 2015.

Capitalised terms used but not defined in this announcement have the meaning given to them in the scheme document sent to CSR Shareholders dated 12 November 2014.

CSR
Will Gardiner, Chief Financial Officer	+44 (0) 1223 692 000

J.P. Morgan Cazenove (financial adviser to CSR)
New York
Rupert Sadler	+1 212 270 6000
Madhu Namburi

London
Dwayne Lysaght	+44 (0) 20 7777 2000
Jonathan Wilcox
James Robinson

Goldman Sachs International (financial adviser to CSR)
San Francisco
Pawan Tewari	+1 415 393 7500
Tammy Kiely

London
Mark Sorrell	+44 (0) 20 7774 1000
Nick Harper
Alex Garner

FTI Consulting (PR adviser to CSR)
Charlie Palmer	+44 (0) 20 3727 1000
James Melville-Ross

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as financial adviser exclusively for CSR and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for CSR and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than CSR for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Publication on website

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in restricted jurisdictions, on CSR’s website at www.csr.com by no later than 12.00 p.m. (London time) on the Business Day following the date of this announcement in accordance with Rule 30.4 of the Code.

The content of CSR’s website is not incorporated into and does not form part of this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

20 May 2015

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has in issue 166,842,396 ordinary shares (excluding the shares held in treasury) of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

20 May 2015

CSR plc

ANNUAL GENERAL MEETING

LR 9.6.3, 9.6.18

CSR plc announces that all resolutions contained in the Notice of Meeting dated 19 March 2015 previously circulated to shareholders were passed at the Annual General Meeting of the Company held on Wednesday 20 May 2015 and that a copy of the resolutions below has been submitted to the National Storage Mechanism for publication today.

Resolution 13	That, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are subsidiaries of the Company at any time during the period for which the resolution has effect, be and are hereby authorised, in aggregate, during the period beginning with the date of the passing of this resolution and ending on the conclusion of the annual general meeting of the Company in 2016 (unless such authority is previously renewed, varied or revoked by the Company in a general meeting), to:

	(i)	make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;

	(ii)	make political donations to political organisations other than political parties not exceeding £12,500 in total; and

	(iii)	incur political expenditure not exceeding £12,500 in total.

For the purposes of this resolution the terms “political donation”, “political parties”, “independent election candidates”, “political organisations” and “political expenditure” shall have the meanings given by sections 363 to 365 of the Companies Act 2006.

Resolution 14	That the Board be generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company:

	(A)	up to a nominal amount of £55,443 (such amount to be reduced by the nominal amount allotted or granted under paragraph (B) below in excess of such sum); and

	(B)	comprising equity securities (as defined in section 560(1) of the Companies Act 2006) up to a nominal amount of £110,886 (such amount to be reduced by any allotments or grants made under paragraph (A) above) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 20 August 2016) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

Resolution 15	That, if Resolution 14 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by Resolution 14 and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

	(A)	to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under Resolution 14(B), by way of a rights issue only):

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities, as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

	(B)	in the case of the authority granted under Resolution 14(A) and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under Resolution 15(A) above) of equity securities or sale of treasury shares up to a nominal amount of £8,316, such power to apply until the end of next year’s annual general meeting (or, if earlier, until the close of business on 20 August 2016) but in each case, during this period the Company may make offers, and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

Resolution 16	That the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1 pence each, such power to be limited:

	(A)	to a maximum number of 16,633,100 ordinary shares (10% of the Company’s issued share capital);

	(B)	by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1 pence;

	(C)	by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of:

(i) an amount equal to 5% above the average middle market quotation of an ordinary share of the Company for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

such authority to apply until the end of next year’s annual general meeting (or, if earlier, at the close of business on 20 August 2016) but in each case so that the Company may, before such authority expires, enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

Resolution 17	That a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

Resolutions 1 to 14 were passed as ordinary resolutions and resolutions 15 to 17 were passed as special resolutions. The voting results are shown below:

		Votes cast in favour and as a percentage of total votes cast (excluding votes withheld)	Votes cast against and as a percentage of total votes cast (excluding votes withheld)	Votes withheld
	Ordinary resolutions
1	To receive the Company’s Annual Report and Accounts for the 52 week period ended 26 December 2014, together with the reports of the directors and auditors and the Strategic Report	65,942,762 99.85%	97,880 0.15%	1,934,689
2	To approve the Remuneration Report for the 52 week period ended 26 December 2014	64,432,131 96.81%	2,120,503 3.19%	1,422,697
3	To re-elect as a director Mr Joep van Beurden	65,776,105 98.79%	804,669 1.21%	1,394,557
4	To re-elect as a director Mr Will Gardiner	65,503,824 98.38%	1,076,950 1.62%	1,394,557
5	To re-elect as a director Mr Chris Ladas	65,500,838 98.38%	1,079,936 1.62%	1,394,557
6	To re-elect as a director Mr Ron Mackintosh	65,161,853 98.32%	1,114,803 1.68%	1,698,675
7	To re-elect as a director Ms Teresa Vega	66,159,080 99.41%	392,734 0.59%	1,423,517
8	To re-elect as a director Dr Levy Gerzberg	62,511,950 94.88%	3,370,256 5.12%	2,093,125
9	To re-elect as a director Mr Chris Stone	65,942,641 99.08%	609,173 0.92%	1,423,517
10	To re-elect as a director Mr Walker Boyd	65,969,080 99.12%	582,734 0.88%	1,423,517
11	To re-appoint Deloitte LLP as auditors	64,411,046 96.81%	2,121,201 3.19%	1,443,084
12	To authorise the directors to determine the remuneration of the auditors	64,985,464 97.68%	1,546,783 2.32%	1,443,084
	Special business
13	To authorise the Company and its subsidiaries to make political donations	57,666,006 86.62%	8,905,008 13.38%	1,404,317
14	To authorise the Company to allot shares pursuant to section 551 of the Companies Act 2006	65,256,769 98.06%	1,293,909 1.94%	1,424,653
	Special resolutions
15	To renew the disapplication of statutory pre-emption rights under section 570 of the Companies Act 2006	66,252,099 99.51%	328,675 0.49%	1,394,557
16	To grant the Company authority to purchase its own shares under section 701 of the Companies Act 2006	66,521,530 99.91%	60,271 0.09%	1,393,530
17	To authorise a general meeting other than an annual general meeting to be called on not less than 14 clear days’ notice	61,191,591 91.90%	5,390,210 8.10%	1,393,530

Enquiries

Company Secretary, CSR plc + 44 1223 692000	FTI, Charlie Palmer +44 203 727 1000

ENDS